

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Elizabeth Barrett
Chief Executive Officer
UroGen Pharma Ltd.
400 Alexander Park Drive, 4th Floor
Princeton, NJ 08540

      Re: UroGen Pharma Ltd.
          Registration Statement on Form S-3
          Filed November 15, 2022
          File No. 333-268398

Dear Elizabeth Barrett:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Charles J. Bair, Esq.